Exhibit 5(i)
August 3, 2004

Guaranty Federal Bancshares, Inc.
1341 West Battlefield
Springfield, Missouri 65807

RE:     (i) Guaranty Federal Bancshares, Inc. 2004 Stock Option Plan (the “Plan”), (ii) Individual Stock Option Agreement dated September 23, 2003 (the “2003 Agreement”), and (iii) Individual Stock Option Agreement dated March 9, 2004 (the “2004 Agreement”)

We are counsel for Guaranty Federal Bancshares, Inc., a Delaware corporation (the “Company”), in connection with the registration under the Securities Act of 1933, as amended, of (i) 250,000 shares of common stock, $.10 par value, of the Company (the “Common Stock”) for purchase under the Plan, (ii) 5,000 shares of Common Stock for purchase under the 2003 Agreement, and (iii) 25,000 shares of Common Stock for purchase under the 2004 Agreement (collectively, the “Registered Shares”).

A Registration Statement on Form S-8 (the “Registration Statement”) with respect to the Registered Shares, is being filed by the Company concurrently herewith with the Securities and Exchange Commission.

We have reviewed the Good Standing Certificate with respect to the Company issued by the Secretary of State of Delaware dated June 25, 2004. We have also reviewed the organizational documents of the Company, including the Restated Certificate of Incorporation and the Bylaws, as amended. We have also examined a copy, as certified by the Secretary of the Company, of the following: (i) minutes of the meeting of the Board of Directors of the Company held on March 18, 2004 authorizing and adopting the Plan, (ii) minutes of the meeting of the Stock Compensation Plan Committee of the Board of Directors of the Company held on September 23, 2003 authorizing the 2003 Agreement, (iii) minutes of the meetings of the Stock Compensation Plan Committee of the Board of Directors of the Company held on December 1, 2003 and March 9, 2004 authorizing the 2004 Agreement, (iv) the Guaranty Federal Bancshares, Inc. Annual Meeting of Stockholders Certificate and Report of Inspector of Election certifying the approval of the Plan by the stockholders of the Company at the Company’s annual meeting of stockholders held on May 19, 2004, and (v) the Plan, the 2003 Agreement and the 2004 Agreement. We have relied, as to these and other factual matters which affect our opinion, on the Certificate of the Secretary of the Company dated as of August 3, 2004. We have assumed the genuineness of all signatures and the authenticity of all items submitted to us as originals and the conformity with the originals of all items submitted to us as copies. We have also assumed the consideration received by the Company for each share of Common Stock issued pursuant to the Plan will exceed the par value per share of Common Stock.

Based upon the foregoing, we are of the opinion that the Registered Shares to be issued pursuant to the Plan, the 2003 Agreement and the 2004 Agreement are duly and validly authorized, and when such Registered Shares have been issued and paid for in accordance with the Plan, the 2003 Agreement and the 2004 Agreement, respectively, such shares will be validly issued, fully paid and nonassessable.

We hereby consent to the use of this opinion as Exhibit 5(i) of the Registration Statement.

/s/ Blackwell Sanders Peper Martin LLP
BLACKWELL SANDERS PEPER MARTIN LLP
JRS/DMW